                            MILESTONE SCIENTIFIC INC.
                             220 SOUTH ORANGE AVENUE
                              LIVINGSTON, NJ 07039
                                TEL: 973.535.2717
                                FAX: 973.535.2829

                                                               February 14, 2006

VIA EDGAR AND MAIL
Jay Mumford, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

                   Re: Milestone Scientific Inc. ("Milestone")
                    Registration No. 333-127728 on Form S-3/A

Gentlemen:

         Milestone hereby requests that the above Registration Statement become effective at 4:30 p.m. Eastern Time, on February 14, 2006, or as soon thereafter as practicable.

         Milestone Scientific acknowledges that:

                o    Should the Commission or the staff, acting pursuant to
                     delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with
                     respect to the filing;

                o    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility
                     for the adequacy and accuracy of the disclosure in the
                     filing; and

                o    The company may not assert staff comments and the
                     declaration of effectiveness as defense in any proceeding
                     initiated by the Commission or any person under the federal securities laws of the United States.

         Milestone also represents that its financial statements for the year ended December 31, 2005 have not yet been prepared or been subjected to financial review and audit by its independent auditors and accountants, but represents that it expects that results for the Fourth Quarter will not be materially different from results for the nine months ended September 30, 2005.

                                     Milestone Scientific Inc.

                                     By:    /s/ Leonard Osser
                                            ----------------------------------
                                            Leonard Osser
                                            Chairman & Chief Executive Officer